K&L Gates Llp 1601 K Street, N.W. Washington, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

September 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cambria ETF Trust – Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File Nos. 333-180879 and 811-22704)

Dear Sir or Madam:

Please find enclosed for filing on behalf of Cambria ETF Trust (the “Trust”), pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). This transmission contains a conformed signature page. The manually signed original of this document is maintained at the offices of the Trust.

The purpose of this filing is to reflect certain changes in the investment objectives and strategies of the Cambria Foreign Shareholder Yield ETF and Cambria Emerging Shareholder Yield ETF to allow these ETFs to implement new index-based investment programs and take advantage of new index ETF exemptive relief that the Trust and Cambria Investment Management, L.P., its investment adviser, are seeking. This filing does not affect the registration of, or disclosures concerning, the Cambria Global Income and Currency Strategies ETF and Cambria Shareholder Yield ETF.

The Trust expects to file an amendment pursuant to Rule 485(b) prior to the effective date of this filing to add certain exhibits and make other nonmaterial changes as necessary. Pursuant to Rule 485(a)(1) under the 1933 Act, this Post-Effective Amendment would become effective 60 days after the filing hereof.

U.S. Securities and Exchange Commission

September 12, 2013

If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9475 or Kurt J. Decko at (415) 249-1053.

Very truly yours,

/s/ Stacy L. Fuller
Stacy L. Fuller

cc:	Eric W. Richardson
Cambria Investment Management, L.P.
Kurt J. Decko
K&L Gates LLP